Exhibit (a)(6)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made solely by the Offer to Purchase dated January 17, 2012 and the related Letter of Transmittal, and is being made to holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

SonoSite, Inc.

at

$54.00 Net Per Share

by

Salmon Acquisition Corporation

an indirect wholly owned subsidiary of

FUJIFILM Holdings Corporation

Salmon Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of FUJIFILM Holdings Corporation, a Japanese corporation (“Parent”), is offering to purchase all the shares of common stock, par value $0.01 per share (the “Shares”), of SonoSite, Inc., a Washington corporation (the “Company”), that are issued and outstanding for $54.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Following the Offer, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, FEBRUARY 15, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer the number of Shares that represents at least a majority of the outstanding Shares on the date of purchase (taking into account all Shares that the Company would be required to issue pursuant to the conversion or exercise of options, rights and securities that are then convertible into or then exercisable for Shares), (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated prior to the expiration of the Offer and (iii) merger control approval by the German Federal Cartel Office (the “FCO”) having been obtained or the relevant waiting period under the German Act Against Restraints of Competition having expired without a decision by the FCO. The Offer is also subject to certain other conditions contained in the Offer to Purchase.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 15, 2011 (the “Merger Agreement”), among Parent, Purchaser and the Company, pursuant to which, after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and in accordance with relevant provisions of the General Corporation Law of the State of Delaware (“Delaware Law”) and the Washington Business Corporation Act, as amended (“WBCA”), Purchaser will be merged with and into the Company, or the Company will be merged with and into the Purchaser (the

“Merger”). As a result of the Merger, the surviving corporation will become an indirect wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company, Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company, and other than Shares held by shareholders who shall have complied in all respects with the provisions of Chapter 23B.13 of the WBCA) will be canceled and extinguished and automatically converted into the right to receive $54.00 in cash, or any higher price that may be paid per Share in the Offer, without interest.

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY (I) DETERMINED THAT THE MERGER AGREEMENT IS ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND THE COMPANY’S SHAREHOLDERS, (II) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, TAKEN TOGETHER, ARE AT A PRICE AND ON TERMS THAT ARE IN THE BEST INTERESTS OF THE COMPANY AND THE COMPANY’S SHAREHOLDERS, (III) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (IV) RECOMMENDED THAT THE SHAREHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES PURSUANT TO THE OFFER AND, IF REQUIRED UNDER THE WBCA, APPROVE THE MERGER AGREEMENT.

For purposes of the Offer (including during any Subsequent Offering Period (as defined below)), Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to Computershare (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment. In all cases (including during any Subsequent Offering Period), Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) pursuant to the procedure set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, in the case of a book-entry transfer, or an Agent’s Message (as defined in Section 2 of the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal.

Purchaser will, subject only to its right to terminate the Merger Agreement and the Offer, extend, in successive ten business day extension periods, for the period of time during which the Offer is open if any condition specified in Section 14 of the Offer to Purchase has not been satisfied as of any scheduled closing date, by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering shareholder to withdraw such shareholder’s Shares.

Purchaser may offer a subsequent offering period in connection with the Offer. If Purchaser does provide for such subsequent offering period, subject to the applicable rules and regulations of the Securities and Exchange Commission), Purchaser may elect to extend its offer to purchase Shares beyond the scheduled Expiration Date for a subsequent offering period of three business days to twenty business days (the “Subsequent Offering Period”), if, among other things, upon the expiration of the Offer (i) all of the conditions to Purchaser’s obligations to accept for payment, and to pay for, the Shares are satisfied or waived and (ii) Purchaser immediately accepts for payment, and promptly pays for, all Shares validly tendered (and not withdrawn) prior to the expiration of the Offer. Shares tendered during the Subsequent Offering Period may not be withdrawn. Any election by the Purchaser to include a Subsequent Offering Period may be effected by Purchaser giving oral or written notice of the Subsequent Offering Period to the Depositary. If Purchaser decides to include a Subsequent Offering Period, it will make an announcement to that effect by issuing a press release to the Dow Jones News Service or the Public Relations Newswire on the next business day after the previously scheduled Expiration Date.

Shares may be withdrawn at any time prior to 5:00 p.m., New York City time, on Wednesday, February 15, 2012 (or the latest time and date at which the Offer, if extended by Purchaser, shall expire) and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after Friday, March 16, 2012. If Purchaser elects to include a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. For the withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company’s shareholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company, for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s shareholder lists and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash as payment for the Shares pursuant to the Offer will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign or other tax laws. For a more detailed description of certain material U.S. federal income tax consequences of the Offer, see Section 5 of the Offer to Purchase. Each holder of Shares should consult its own tax advisor regarding the particular tax consequences to the holder of the Offer and the Merger, including any tax consequences that may arise under the laws of any state, local, foreign or other non-United States taxing jurisdiction and the possible effects of changes in United States federal or other tax laws.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser’s expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll-free: 877-717-3930

Banks and brokers may call collect: 212-750-5833

January 17, 2012

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